China Gerui Advanced Materials Group Limited
1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province
China, 451191
Tel: (011) 86-371-62568634

July 11, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Tracey Houser

Re:	China Gerui Advanced Materials Group Limited
Form 20-F for Fiscal Year Ended December 31, 2010
Filed April 19, 2011
Form 6-K Filed May 23, 2011
File No. 1-34532

Dear Ms. Houser:

We hereby submit the responses of China Gerui Advanced Materials Group Limited (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 27, 2011, providing the Staff’s comments with respect to the above referenced Form F-20 (the “Form 20-F”) and Form 6-K (the “Form 6-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 3.  Key Information, page 2

1.
In future filings, please clarify that the financial information presented for all fiscal years is prepared and presented in accordance with generally accepted accounting principles in the United States.

Company Response:  We will ensure that future filings clarify that the financial information presented for all fiscal years is prepared and presented in accordance with generally accepted accounting principles in the United States.

Item 5.  Operating and Financial Review and Prospects, page 31
Liquidity and Capital Resources, page 38

2.	In light of the significant restrictions on the conversion of Renminbi and foreign currencies imposed by the PRC, please provide the following additional disclosures in future filings:

•	The methods you use to transfer cash between Henan Green, the operating subsidiary, and China Gerui, the offshore parent company.

•	The amount of cash held in Renminbi and other foreign currencies.

Company Response:  We will ensure that future filings provide additional disclosures of the methods used to transfer cash between our wholly-owned subsidiary, Henan Green Complex Materials Co., Ltd. (“Henan Green”) and the Company, and the amount of cash held in Renminbi and other foreign currencies.

3.
Considering the material impact prepaid expenses and other deposits had on your operating cash flows, please provide investors with a more comprehensive understanding of the components of prepaid expenses in future filings.  Please also provide investors with an understanding of the material factors causing significant changes in this current asset.

Company Response:  We will ensure that future filings provide investors with a more comprehensive understanding of the components of our prepaid expenses or to any other components of our current assets and liabilities and the material factors causing significant changes in these accounts .

4.	In future filings, please disclose the amount of expected capital expenditures for the future annual period.

Company Response:  We will ensure that future filings disclose the amount of expected capital expenditures for the future annual period.

5.
We note your reliance on cash available under your credit facilities to meet your cash obligations for the next 12 months.  In future filings, please disclose the amount of available borrowings under your credit facilities without violating any covenants.  If the credit facility with availability expires during the 12 month period, please disclose the expiration date.  In addition, please address the potential risks and consequences of all of your debt being current.

Company Response:  We will ensure that future filings disclose the amount of available borrowings under our credit facilities without violating any covenants.  We will also ensure that if the credit facility with availability expires during the 12 month period, then we will disclose the expiration date.  In addition, we will ensure that we address the potential risks and consequences of all of our debt being current.

Item 15.  Controls and Procedures, page 71
Evaluation of Disclosure Controls and Procedures, page 71

6.
We note that your certifying officers’ effectiveness conclusion is limited to “satisfy the objectives for which they are intended.”  In future filings, please remove the qualifying language relating to the effectiveness of your disclosure controls and procedures.

Company Response:  We will ensure that future filings remove the qualifying language relating to the effectiveness of our disclosure controls and procedures.

Report of Independent Registered Public Accounting Firm, page F-1

7.
Please request UHY Vocation HK CPA Limited to provide you with a revised report that states they conducted their audits in accordance with the “standards” of the Public Company Accounting Oversight Board (United States).  We note their current reference to “auditing standards”; however, please note that Public Company Accounting Oversight Board standards include other standards.  Please refer to Auditing Standard No. 1 for guidance.  Please include the revised report in an amendment to your Form 20-F.  When amending your Form 20-F, please include all the information required by Item 18 and updated 302 and 906 certifications referencing the amended Form that are currently dated.

Company Response:  In connection with this response letter, we are filing an amendment to the Form 20-F that includes a revised report of UHY Vocation HK CPA Limited dated April 19, 2011, all the other information required by Item 18 of Form 20-F and updated Section 302 and Section 906 certifications referencing the amended Form 20-F that are currently dated.

Consolidated Statements of Cash Flows, page F-6

8.
We note the line item “changes in prepaid machinery deposits” under cash flows from investing activities.  It appears to us that when deposits are paid in cash, you should include them as an outflow under cash flows from investing activities.  It also appears to us that when deposits are re-classified to PP&E, you should disclose them as a non-cash investing activity.  Unless deposits are returned to you in cash, it does not appear to us that you should include them as an inflow under cash flows from investing activities.  Please revise future filings, as appropriate, or explain to us why you believe the current presentation complies with ASC 230.

Company Response:  We will ensure that future filings include disclosure of any deposits paid in cash as an outflow under cash flows from investing activities and that deposits that are re-classified to PP&E are disclosed as a non-cash investing and financing activity.

3.  Basis of Presentation and Summary of Significant Accounting Policies, page F-9
(b)  Foreign currency translation, page F-10

9.	Please tell us, and disclose in future filings, the functional currencies of China Gerui and the two subsidiaries, Wealth Rainbow and Henan Green.

Company Response:  The Company uses United States dollars for financial reporting purposes. Each of the Company’s subsidiaries, Wealth Rainbow Development Limited (“Wealth Rainbow”) and Henan Green, maintain its books and records in its respective functional currency, Hong Kong dollars and Chinese Renminbi, respectively. We will ensure that future filings disclose this information.

(h)  Impairment of long-lived assets, page 12

10.	Please tell us, and disclose in future filings, at what level you assess impairment.

Company Response:  We generally evaluate impairment at the entity level.  By way of illustration, an independent external appraisal firm evaluates Henan Green’s fixed assets annually to determine the degree to which impairment is required.  We will ensure that future filings disclose this information.

(j)  Revenue recognition, page F-13

11.
We note disclosure in your filing that your products “are not standardized commodity products but are tailored to customers’ requirements”.  If accurate, please confirm to us, and clarify in future filings, that your product sales do not include customer acceptance provisions.  If your product sales do include customer acceptance provisions, please explain to us, and clarify in future filings, how you determined that recognizing revenue on delivery is appropriate.

Company Response:  We have typically recognized revenue upon the transfer of finished products to customers at our facilities.  At that point, we set the final price for a product based on our final measurement of the weight and dimensions of the product and our confirmation that the product meets the customer’s specifications as agreed in the original customer order.  The customer then fully pays the balance of the purchase price.  We typically provide a three-week period for customers to dispute product quality.  However, the rate of customer disputes averaged approximately 0.3% for the fiscal years ended December 31, 2008, 2009 and 2010.  As a result, we have determined that our revenue recognition practice is appropriate. We will ensure that future filings disclose this information.

(l)  Commitments and contingencies, page F-14

12.
We note your accounting policy for when accruals are recognized for loss contingencies.  In future filings, please revise your disclosure to clarify whether you are subject to any loss contingencies, such as legal proceedings and claims, in which it is probable the impact could be material to your consolidated financial statements.  To the extent that you have recognized a material accrual for loss contingencies, please revise future filings to disclose that amount.  To the extent it is reasonably possible that you may incur a loss in excess of amounts accrued that could be material to your consolidated financial statements, please revise future filings to disclose the amount or range of reasonably possible loss.  If you are unable to estimate the amount or range, please disclose that fact and provide us a detailed explanation as to why you are unable to make such an estimate.  To the extent that any disputes or claims could be individually material, please revise future filings to provide investors specific disclosures for each such dispute or claim, including the nature and current status of each contingency.  Please refer to ASC 450-20-50-1 – 50-8 for guidance.  Please provide us with the disclosures that you intend to include in future filings.

Company Response: In response to the Staff’s comment, we intend to provide disclosure in future filings in substantially the form that follows.  We may determine that additional or modified disclosure is appropriate in light of future unforeseen events or circumstances.  References to “20XX” are intended to be replaced with the appropriate years in the respective future filing.

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the normal course of business that relate to a wide range of matters, including among others, product liability. The Group records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. The Group accrues for contingent liabilities when an assessment of the risk of loss is probable and can be reasonably estimated. The Group discloses contingent liabilities when the risk of loss is reasonably possible or probable.

As of December 31, 20XX and 20XX, the Group’s management has evaluated all such proceedings and claims, and determined that the Group was not subject to any loss contingencies neither for legal proceedings or claims. In addition, the management has not become aware of any product liability claims arising from any incident during the fiscal years ended December 31, 20XX and 20XX; therefore, the Group has not recognized a liability for product liability claims.

13.
We note your disclosure on page 11 regarding the risk that certain minority shareholders may file a claim regarding the settlement of the earn-out with the Original Shareholders of COAC.  We further note your disclosure on page 15 regarding the risk that the PRC regulatory agency may challenge the validity of Wealth Rainbow’s acquisition of the minority interest in Henan Green.  Please provide us with the disclosures required by ASC 450-20-50-1 – 50-8 for these loss contingencies that you intend to include in future filings, or provide us an explanation as to how you determined the probability of loss is remote and/or the probable or reasonably possible loss in excess of the amounts accrued are not material to your consolidated financial statements.

Company Response:  We have determined that the probability of loss is remote with regard to the possibility that certain minority shareholders may dispute the earn-out settlement or that the relevant PRC regulatory agency may revoke the acquisition by Wealth Rainbow of the minority interest in Henan Green.  Our management believes the impact, if any, from the aforementioned issues is not material to its consolidated financial statements.  We have reached these determinations because we do not believe that any minority shareholders’ claims with respect to the earn-out settlement agreement would have any merit, and we believe that the relevant PRC regulatory agency is not likely to challenge the validity of Wealth Rainbow’s acquisition of the minority interest in Henan Green in light of our full payment of the regulatory transfer price

15.  Stockholders’ Equity, page F-22

14.	Please tell us, and disclose in future filings, the material terms of the outstanding warrants and your assessment of your accounting for the warrants.

Company Response: As disclosed on pages 53 and F-28 in the Form 20-F, our public warrants expired on March 21, 2011.  The Company’s only outstanding warrant is the Underwriter Representative Warrant (as defined on pages 61 and F-23 of the Form 20-F). The material terms of this warrant are described on page 61 of the Form 20-F.

We intend to include additional disclosure with respect to the accounting treatment of our warrants in future filings in substantially the form that follows.  We may determine that additional or modified disclosure is appropriate in light of future unforeseen events or circumstances.

The fair value of the Underwriter Representative Warrant amounts to approximately $293,270 which is calculated by using the Black Scholes Option Calculator. Such amount has been recorded through the equity accounts having an impact on stockholders' equity.

The fair value of each of the Company’s warrants was estimated using the following assumptions:

	2010	2009
Expected volatility	44.80%	150.00%
Expected dividends	-	-
Expected term (in years)	4	5
Risk free rate	1.02%	2.69%

15.
We note your disclosure that you ceased allocating to the statutory surplus reserve in 2005, as the maximum 50% threshold had been met.  Please confirm to us that the maximum statutory reserve required under PRC law remains at $1,582,902 as of December 31, 2010, in light of the significant increases in equity during fiscal years 2009 and 2010.

Company Response: The requirement to allocate statutory surplus reserve is based on an entity’s registered capital.  Since 2005, Henan Green’s registered capital remained the same until 2009.  In December 2009 and August 2010, it increased its registered capital to $23,255,946 and $43,605,726, respectively.  Starting the first quarter of 2011, Henan Green has begun to reallocate 10% of its net profits to statutory surplus reserve.  The relevant PRC tax authority has not expressly required that we allocate capital to the statutory reserve account prior to this period. We are monitoring this matter and intend to provide further relevant disclosure in future filings should we determine that it is appropriate.

Income Taxes, page F-25

16.
We note your disclosures on pages 19 and 34 that you have determined that you are not a PRC resident enterprise.  However, if the PRC tax authorities were to determine that you are a resident enterprise, you may be subject to a number of unfavorable PRC tax consequences.  We further note your disclosure on page 20 regarding the risk of being taxed under Circular 698.  In future filings, please disclose the amount of any accrual you have recognized for these uncertain tax positions, or provide an explanation as to why an amount has not been recognized.  Please provide us with the disclosure you intend to include in future filings.

Company Response: In future filings, we intend to disclose that no accrual has been recognized for uncertain tax positions in substantially the form that follows.  We may determine that additional or modified disclosure is appropriate in light of future unforeseen events or circumstances.

For the years ended December 31, 20XX and 20XX, there was no unrecognized tax benefit.  The Company does not anticipate any potential future adjustments in the next twelve months which would result in a material change to its financial tax position. As of December 31, 20XX and 20XX, the Group did not accrue any interest or penalties.

The Company may be at risk of being subject to certain PRC tax laws.  See “Risk Factors – Risks Related to Doing Business in China – Under the New Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.” and “Risk Factors – Risks Related to Doing Business in China – We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises' Share Transfer that was released in December 2009 with retroactive effect from January 1, 2008.”  The Company has determined that these risks are too uncertain and remote to be quantified at this time.  It therefore has not recognized an  accrual for these uncertain tax positions.  The Company is monitoring these matters and may determine to modify its position if it determines that it would be appropriate to do so.

Exhibits 12.1 and 12.2

17.
In future filings, please file the certifications exactly as set forth in the Form 20-F instructions.  We note that you added “annual report” in section 4(c) and you used the word “controls” instead of “control” in section 5(b).

Company Response: We will ensure that in future filings the required certifications are filed exactly as set forth in the Form 20-F instructions.

Form 6-K Filed May 23, 2011

18.
We note that you have recognized a $5.7 million expense related to the conversion of the warrants during the first quarter of fiscal year 2011.  Please provide us with an explanation for the recognition of this expense, including the authoritative literature that supports your accounting.  In addition, to the extent this is a non-cash expense, please explain to us how it is presented in your statement of cash flows.

Company Response: Pursuant to Section 1.15 and Schedule 1.15 of the Agreement of Merger and Plan of Reorganization by and among China Opportunity Acquisition Corp., the Company, Wealth Rainbow, Henan Green, and the shareholders of the Company, dated as of November 12, 2008 (the “Merger Agreement”), filed with the SEC on November 12, 2008 as Annex A to our Registration Statement on Form S-4, we were obligated to pay $5,000,000 in aggregate to Oasis Green Investments Limited and Plumpton Group Limited, two of our shareholders at the time of our merger with China Opportunity Acquisition Corp. in 2009, upon the exercise of 75% of our public warrants.  The percentage of our public warrants exercised prior to the quarter ended March 31, 2011 was not high enough to trigger payment under this provision (as of December 31, 2010, approximately 13.81% of our public warrants had been exercised).  During the quarter ended March 31, 2011, the percentage of warrants exercised increased to approximately 96.56%.  As a result, we recognized and accrued a $5 million charge to operations during the quarter ended March 31, 2011 to account for the payments required under Section 1.15 and Schedule 1.15 of the Merger Agreement.  During this quarter, we also recognized and accrued $700,000 (which was also charged to operations) for certain professional service providers that assisted with the warrant exercises.  As a result, we recognized and accrued an aggregate $5.7 million charge to operations during the quarter ended March 31, 2011 to account for these obligations in accordance with Financial Accounting Standards Board Accounting Standards Codification 450.  No part of the recognized $5.7 million expense was a non-cash expense.

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Rest of page intentionally left blank]

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Joseph R. Tiano, Jr., Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8233.

Sincerely,

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

By:	/s/ Mingwang Lu
Mingwang Lu
Chairman and Chief Executive Officer